UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

001-35878
(Commission File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette Luxembourg Grand-Duchy of Luxembourg L-1246
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Form 6-K (including exhibits hereto) is hereby incorporated by reference into: Form F-3 Registration Statements File No. 333-225467 and Form S-8 Registration Statements File Nos. 333-212417 and 333-187976.

As used in this Report on Form 6-K, “Intelsat,” the “Company,” and “we,” “us,” or “our” refer to Intelsat S.A. together with its consolidated subsidiaries (unless otherwise indicated or the context otherwise requires).

In connection with an offering of common shares of the Company and in connection with an offering of convertible senior notes of the Company, the Company is disclosing certain information that has been or will be provided to prospective participants in such transactions, including, among other things, a new risk factor, which information is furnished herein. Furnished as Exhibit 99.1 and incorporated herein by reference is a copy of the press release announcing such transactions.

Capital Expenditures Guidance Update

On June 11, 2018, the Company updated its capital expenditure expectation for 2018-2020 as follows:

	FY 2018	FY 2019	FY 2020
Capital Expenditures	$300M - $350M	$325M - $400M	$300M - $400M

We are committed to our 2018 operating priority to incorporate new innovations in our fleet development program. The new initiatives are planned to allow us to achieve a low cost-per-bit for our global fleet while also attaining lower overall capital intensity to support operations. Innovations will contribute to commercial flexibility and strong competitive positioning and include:

•	driving development of commercially-scaled software-definable satellites

•	leveraging new manufacturing practices

•	use of mission extension vehicles

•	increased use of reusable rocket launchers.

For the three calendar years 2018 through 2020, we are in a cycle of lower than average required investment due to timing of replacement satellites and smaller satellites being built.

FCC C-Band Joint Use Proposal

On October 2, 2017, Intelsat and Intel Corporation submitted a proposal to the Federal Communications Commission (“FCC”) regarding enabling joint use of 3.7-4.2 GHz C-band spectrum in the United States by fixed satellite services operators and terrestrial mobile services providers (the “C-band Joint Use Proposal”). The C-band Joint Use Proposal was made in response to an FCC Notice of Inquiry about potential other uses for this mid-band spectrum. The Notice of Inquiry was issued by the FCC in response to the expressed desire of the FCC, Congress and the U.S. administration to make additional spectrum available for terrestrial use in deploying future 5G networks in the U.S. Under Intelsat’s proposal, some portion of the C-band spectrum would be made available through market-based agreements that would, among other things, compensate the consortium of incumbent C-band satellite operators for terrestrial mobile use.

Since filing its initial proposal, Intelsat and Intel have been joined by SES S.A., the other major incumbent satellite user of U.S. C-band spectrum, in supporting the market-based proposal for accommodating terrestrial users. Intelsat continues to meet with relevant parties, including our customers, mobile operators and regulators, to advocate for our commercial framework. The C-band Joint Use Proposal would allow us to protect the reliability of the services we deliver and result in what we expect would be an efficient and timely process to clear spectrum for terrestrial mobile service providers should the FCC implement the proposal. The Chairman of the FCC has indicated that a Notice of Proposed Rule Making (“NPRM”) will be voted on by the FCC in July 2018. The NPRM could include aspects of our proposal for industry comment. Assuming access to C-band spectrum remains a priority for the FCC, we believe that there is potential for a final order to be issued by the FCC in 2019. However, we can provide no assurance as to the likelihood of the FCC’s acceptance of the various facets of our proposal, or as to the actual timing of issuance of a NPRM or a final ruling, all of which are in the control of the FCC. In addition, even if a final ruling were to be issued that adopted our proposal, we can provide no assurances as to our ability to effectuate sales of the spectrum or the amount we would receive in such sales.

We can provide no assurance as to the likelihood of the FCC’s acceptance of the various facets of our proposal, or as to the actual timing of issuance of a NPRM or a final ruling. In addition, even if a final ruling were to be issued that adopted our proposal, we can provide no assurances as to our ability to effectuate sales of the spectrum or the amount we would receive for such sales. Furthermore, there are a number of technical challenges to making C-band spectrum available.

Our C-band Joint Use Proposal was not the only proposal made in response to the FCC Notice of Inquiry about potential other uses for the C-band spectrum. It is possible that the FCC would only include certain aspects, or not include any aspects, of our proposal. To the extent the FCC does not accept our proposal, the benefits to Intelsat of the C-band spectrum could be materially limited. Furthermore, while we believe that there is potential for a final order to be issued by the FCC in 2019, assuming access to C-band spectrum remains a priority for the FCC, we can provide no assurances as to the actual timing of issuance of a NPRM or a final ruling. All of these matters are in the control of the FCC.

Even if a final ruling were to be issued that adopted our proposal, we can provide no assurances as to our ability to effectuate sales of the spectrum or the amount we would receive in such sales. Our ability to obtain value for spectrum would be dependent on market forces that we cannot control or predict.

There are a number of technical challenges to making C-band spectrum available if a NPRM or a final ruling were to be issued. The technical solutions could include moving services and customers to another portion of the licensed C-band spectrum, implementing filters, relocating ground antennas or other technical solutions which may result in significant cost to incumbent satellite operators.

Intelsat Safe Harbor Statement

Statements in this Report on Form 6-K constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this document, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Known risks include, among others, market conditions, potential judicial decisions regarding our compliance with our debt agreements and the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2017, quarterly report on Form 6-K for the quarter ended March 31, 2018 and its other filings with the U.S. Securities and Exchange Commission.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This Report on Form 6-K does not constitute an offer to purchase securities or a solicitation of an offer to sell any securities or an offer to sell or the solicitation of an offer to purchase any new securities, nor does it constitute an offer or solicitation in any jurisdiction in which such offer or solicitation is unlawful.

(d) Exhibits.

Exhibit Number	Description

99.1	Press Release, dated June 11, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELSAT S.A.

Date: June 11, 2018	By:	/s/ Michelle Bryan
	Name:	Michelle Bryan
	Title:	Executive Vice President, General Counsel, Chief Administrative Officer and Secretary